September 2, 2010	Grant W. Collingsworth 404-504-7786 gwc@mmmlaw.com www.mmmlaw.com
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 5, 2010 File No. 333-165720
Dear Ms. Jacobs:
     On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated August 20, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Morris, Manning & Martin, LLP

Ms. Barbara Jacobs
Securities and Exchange Commission
September 2, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation
April 2010 Grants, page 48
1.	We note your revisions made in response to prior comment 2. Revise your disclosure to clarify the reasons for the increase in the enterprise values of the comparable companies. That is, you might disclose that those values increased over the period due to increases in the underlying quoted stock prices of the comparable companies. Additionally, explain why the narrowing of guideline companies used to the upper quartile revenue multiple instead of the mean represents companies that are more comparable to your company. In this regard, explain why you believe that the prior valuations should not have used the same guideline companies used in the April 2010 valuation if they are companies that are more comparable to your business.
     Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation — April 2010 Grants” section beginning on page 48 of the Prospectus has been revised to clarify the reasons for the increase in the enterprise values of the comparable companies and to explain why the narrowing of guideline companies to the upper quartile revenue multiple represents companies that are more comparable to the Issuer.
     If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Grant W. Collingsworth
Grant W. Collingsworth

Enclosures

cc:	Stephen J. Wiehe Seth K. Weiner, Esq.